SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 8-A/A Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

HEWLETT-PACKARD COMPANY (Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	94-1081436 (I.R.S. Employer Identification No.)

3000 Hanover Street, Palo Alto, CA (Address of principal executive offices)	94304 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: None. Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class to be so registered Common Stock, $0.01 par value	Name of each exchange on which each class is to be registered New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Exchange Act: None.

Item 1. Description of Registrant’s Securities to be Registered.

General

        On or about November 6, 1957, HP’s predecessor, Hewlett-Packard Company, a California corporation (“Hewlett-Packard California”), filed a registration statement on Form 8-A with the Securities and Exchange Commission to register its common stock under Section 12(b) of the Exchange Act. Effective May 20, 1998, HP, a Delaware corporation, became the successor by merger to Hewlett-Packard California, and HP’s common stock, par value $0.01 per share, was deemed to be registered under Section 12(b) pursuant to Rule 12g-3 of the Exchange Act. HP has filed this Amendment No. 1 to registration statement on Form 8-A/A for the sole purpose of amending and restating in its entirety the original Form 8-A in order to include an updated description of its common stock. The information contained in this Form 8-A/A consolidates the updates to the description of HP’s common stock included periodically in HP’s reports and other filings and submissions previously made pursuant to Sections 13, 14 and 15(d) of the Exchange Act and does not reflect any information about HP’s common stock that has not been previously reported.

Common Stock

        HP’s certificate of incorporation, as amended, authorizes it to issue up to 9,600,000,000 shares of common stock, par value $0.01 per share. As of May 31, 2006, there were approximately 2,789,556,593 shares of common stock outstanding.

        The holders of HP's common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock have cumulative voting rights for the election of directors in accordance with HP’s certificate of incorporation, as amended, HP’s amended and restated bylaws and Delaware law. Subject to preferences applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by HP’s board of directors out of funds legally available for distribution, and, in the event of HP’s liquidation, dissolution or winding up, the holders of common stock are entitled to share in all assets remaining after payment of liabilities. The holders of the common stock have no preemptive, subscription or conversion rights, and the common stock is not subject to further calls or assessments. There are no redemption or sinking fund provisions available to the common stock.

Preferred Stock

         HP’s board of directors has the authority, without further action by HP’s stockholders, to issue up to 300,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. HP’s board of directors may designate the number of shares constituting any series and the rights, preferences, privileges and restrictions of such preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, and sinking fund terms. The issuance of HP’s preferred stock could adversely affect the voting power of holders of common stock and the likelihood that holders of common stock will receive dividend payments and payments upon liquidation. As of May 31, 2006, no shares of preferred stock were outstanding.

Anti-Takeover Effects of Provisions of HP’s Certificate of Incorporation and
Bylaws and Delaware Law

        The following provisions of HP’s certificate of incorporation, as amended, and amended and restated bylaws and the following provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of HP.

        Certificate of Incorporation and Bylaws

         HP’s certificate of incorporation, as amended, and HP’s amended and restated bylaws include provisions:

•	authorizing blank check preferred stock, which HP could issue with voting, liquidation, dividend and other rights superior to HP’s common stock;

•	limiting the liability of, and providing indemnification to, HP’s directors and officers;

•	specifying that HP’s stockholders may take action only at a duly called annual or special meeting of stockholders and otherwise in accordance with HP’s amended and restated bylaws and limiting the ability of HP’s stockholders to call special meetings;

•	requiring advance notice of proposals by HP’s stockholders for business to be conducted at stockholder meetings and for nominations of candidates for election to HP’s board of directors;

•	requiring a vote by the holders of two-thirds of HP’s outstanding shares to amend certain bylaws relating to HP’s stockholder meetings, the board of directors and indemnification; and

•	controlling the procedures for the conduct of HP’s board and stockholder meetings and the election, appointment and removal of HP’s directors.

      The Delaware General Corporation Law

         HP is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

        Section 203 defines a “business combination” as a merger, asset sale or other transaction resulting in a financial benefit to an interested stockholder. Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between HP and an interested stockholder is prohibited unless:

•	HP’s board of directors approved either the business combination or the transaction that resulted in the stockholders becoming an interested stockholder prior to the date the person attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of HP’s voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and issued employee stock plans, under which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by HP’s board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        This provision has an anti-takeover effect with respect to transactions not approved in advance by HP’s board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of HP’s common stock. With approval of HP’s stockholders, HP could amend its certificate of incorporation in the future to elect not to be governed by this provision. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between HP and any person who became an interested stockholder on or before the adoption of the amendment.

Item 2. Exhibits.

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit(s)	Filing Date
3.1(a)	Registrant's Certificate of Incorporation	10-Q	001-04423	3(a)	June 12, 1998

3.1(b)	Amendment to the Registrant’s Certificate of Incorporation	10-Q	001-04423	3(b)	March 16, 2001

3.2	Registrant's Amended and Restated Bylaws effective May 18, 2006	8-K	001-04423	99.2	May 22, 2006

4.1	Speciman certificate for the registrant’s common stock ‡

‡	Filed herewith.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, HP has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HEWLETT-PACKARD COMPANY
Date: June 23, 2006	By: /s/ Charles N. Charnas
Name: Charles N. Charnas Title: Vice President, Deputy General Counsel and Assistant Secretary

Index to Exhibits

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit(s)	Filing Date
3.1(a)	Registrant's Certificate of Incorporation	10-Q	001-04423	3(a)	June 12, 1998

3.1(b)	Amendment to the Registrant’s Certificate of Incorporation	10-Q	001-04423	3(b)	March 16, 2001

3.2	Registrant's Amended and Restated Bylaws effective May 18, 2006	8-K	001-04423	99.2	May 22, 2006

4.1	Speciman certificate for the registrant’s common stock ‡

‡	Filed herewith.